                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

        BOBBY ALLISON WIRELESS CORPORATION (f/k/a 2CONNECT EXPRESS INC.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                       096801 10 5 (formerly 901860 10 6)
             -------------------------------------------------------
                                 (CUSIP Number)

                             JAMES S. HOLBROOK, JR.
                        1901 6TH AVENUE NORTH, SUITE 2100
                              BIRMINGHAM, AL 35203

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 27, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedule filed in paper format should include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D


CUSIP NO. 096801 10 5                                PAGE  2   OF   11   PAGES
                                                         -----    ------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James S. Holbrook, Jr.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, SC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

           N/A
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

  NUMBER OF                      49,992
   SHARES                 ------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
  OWNED BY
   EACH                          279,976
 REPORTING                ------------------------------------------------------
  PERSON                  9      SOLE DISPOSITIVE POWER
   WITH
                                 49,992
                          ------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                 279,976
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (a) James S. Holbrook, Jr. individually owns 8 shares of Series B Preferred Stock (4 shares directly and 4 shares through a partnership of which Mr. Holbrook serves as the managing general partner) convertible into 33,328 shares of Common Stock which, assuming conversion of the Series B Preferred Stock, constitute approximately 4.44% of the total outstanding shares of Common Stock. Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (20 shares directly and 4 shares through a partnership of which Mr. Holbrook serves as managing general partner) convertible into 99,984 shares of Common Stock which, assuming conversion of the Series B Preferred Stock, constitute approximately 13.32% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 130,000 shares of Common Stock (100,000 as beneficiary of a trust held by The Trust Company of Sterne, Agee & Leach, Inc.) which constitute approximately 17.3% of the outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee 100,000 shares of Common Stock for the benefit of Sterne, Agee and Leach, Inc. and 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock for the benefit of the children of Mr. Holbrook which, assuming conversion of the Series B Preferred Stock, constitute approximately 15.5% of the outstanding shares of Common Stock.
--------------------------------------------------------------------------------
           12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
           [ ]

           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           37.28%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDING BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 096801 10 5                                PAGE  3   OF   11   PAGES
                                                         -----    ------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sterne, Agee & Leach Group, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

           N/A
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, United States of America
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

  NUMBER OF                      83,320
   SHARES                 ------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
  OWNED BY
   EACH                          246,648
 REPORTING                ------------------------------------------------------
  PERSON                  9      SOLE DISPOSITIVE POWER
   WITH
                                 83,320
                          ------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                 246,648
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (a) Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (20 shares directly and 4 shares through a partnership of which Mr. Holbrook is the managing general partner) convertible into 99,984 shares of Common Stock which, assuming conversion of the Series B Preferred Stock, constitute approximately 13.32% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 130,000 shares of Common Stock (100,000 as beneficiary of a trust held by The Trust Company of Sterne, Agee & Leach, Inc.) which constitute approximately 17.3% of the outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee 100,000 shares of Common Stock for the benefit of Sterne, Agee and Leach, Inc. and 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock for the benefit of the children of Mr. Holbrook which, assuming conversion of the Series B Preferred Stock, constitute approximately 15.5% of the outstanding shares of Common Stock.
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           N/A

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.84%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDING BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 096801 10 5                                PAGE  4   OF   11   PAGES
                                                         -----    ------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sterne, Agee & Leach, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, United States of America
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

  NUMBER OF                      30,000
   SHARES                 ------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
  OWNED BY
   EACH                          246,648
 REPORTING                ------------------------------------------------------
  PERSON                  9      SOLE DISPOSITIVE POWER
   WITH
                                 30,000
                          ------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                 246,648
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (a) Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (20 shares directly and 4 shares through a partnership of which Mr. Holbrook is the managing general partner) convertible into 99,984 shares of Common Stock which, assuming conversion of the Series B Preferred Stock, constitute approximately 13.32% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 130,000 shares of Common Stock (100,000 as beneficiary of a trust held by The Trust Company of Sterne, Agee & Leach, Inc.) which constitute approximately 17.3% of the outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee 100,000 shares of Common Stock for the benefit of Sterne, Agee and Leach, Inc. and 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock for the benefit of the children of Mr. Holbrook which, assuming conversion of the Series B Preferred Stock, constitute approximately 15.5% of the outstanding shares of Common Stock.
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.84%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDING BOTH SIDES OF THE COVER PAGE,RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 096801 10 5                                PAGE  5   OF   11   PAGES
                                                         -----    ------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Trust Company of Sterne, Agee & Leach, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

           N/A
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Alabama, United States of America
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

  NUMBER OF                      116,664
   SHARES                 ------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
  OWNED BY
   EACH                          246,648
 REPORTING                ------------------------------------------------------
  PERSON                  9      SOLE DISPOSITIVE POWER
   WITH
                                 116,664
                          ------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                 246,648
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (a) Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (20 shares directly and 4 shares through a general partnership of which Mr. Holbrook is the managing general partner) convertible into 99,984 shares of Common Stock which, assuming conversion of the Series B Preferred Stock, constitute approximately 13.32% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 130,000 shares of Common Stock (100,000 as beneficiary of a trust held by The Trust Company of Sterne, Agee & Leach, Inc.) which constitute approximately 17.3% of the outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee 100,000 shares of Common Stock for the benefit of Sterne, Agee and Leach, Inc. and 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock for the benefit of the children of Mr. Holbrook which, assuming conversion of the Series B Preferred Stock, constitute approximately 15.5% of the outstanding shares of Common Stock.
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.84%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 096801 10 5                                        Page 6 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Bobby Allison Wireless Corporation f/k/a 2Connect Express, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 2055 Lake Avenue, S.E., Suite A, Largo, Florida 33771.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (f). This Schedule 13D is filed by each of James S. Holbrook, Jr., and individual and citizen of the United States of America ("Holbrook"), Sterne, Agee & Leach Group, Inc., a Delaware corporation ("SAL Group"), Sterne, Agee & Leach, Inc., a Delaware corporation ("SALI") and The Trust Company of Sterne, Agee & Leach, Inc., an Alabama Trust Corporation (the "Trust Company").

         Holbrook (i) is the Chairman of the Board, President and Chief Executive Officer of SAL Group and SALI; and (ii) is the Chairman of the Board of the Trust Company. SAL Group is the parent of each SALI and the Trust Company.

         (b) (i) The business address of each of Holbrook, SAL Group and SALI is:

                             1901 6th Avenue North
                                   Suite 2100
                           Birmingham, Alabama 35203

              (ii) The business address of the Trust Company is:

                            800 Shades Creek Parkway
                                   Suite 125
                           Birmingham, Alabama 35209

              (iii) Unless otherwise indicated in paragraph (c) (iii) of this
Item 2, the business address of each person listed in paragraph (c) (iii) of this Item 2 is:

                             1901 6th Avenue North
                                   Suite 2100
                              Birmingham, Al 35203

         (c) (i) Holbrook is the President and CEO of SAL Group, the Chairman of the Board of Directors, President and Chief Executive Officer of SAL Group and SALI and the Chairman of the Board of Directors of the Trust Company. Holbrook is also a director of the Company.

CUSIP No. 096801 10 5                                        Page 7 of 11 Pages

         (ii) The principal business of SAL Group is that of a holding corporation. SALI and the Trust Company are wholly-owned subsidiaries of SAL Group. The principal business of SALI is that of a registered broker-dealer registered under the Securities Exchange Act of 1934. The principal business of the Trust Company is the provision of trust services including fiduciary powers chartered under the banking laws of the State of Alabama.

         (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Holbrook (see paragraph (c) (i) of this Item 2)) of SAL Group, SALI and the Trust Company:

NAME                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                               ------------------------------------------

Henry S. Lynn (1) (2) (3)........  Chairman of the Board of SAL Group
Will Hill Tankersley (1).........  Vice Chairman of the Board of SAL Group
F. Eugene Woodham (2) (3)........  Secretary, Treasurer & CEO of SAL
                                   Group and SALI and Secretary Treasurer
                                   of the Trust Company
William W. Keith (3).............  President of the Trust Company
A. Fox deFuniak, III (3).........  Chief Operating Officer of the Trust Company
Craig Barrow, III (1)............  Managing Director of SALI
Charles D. Carlise (1)...........  Managing Director of SALI
Linda M. Daniel (1) (2)..........  Managing Director of SALI
R. Andrew Garrett (2)............  Managing Director of SALI
Craig R. Heyward (2).............  Managing Director of SALI
Robert L. Lanford (2)............  Managing Director of SALI
Alonzo H Lee, Jr. (1) (2)........  Managing Director of SALI
Joe R. Roberts, Jr. (1)..........  Managing Director of SALI
William Lee Smith (2)............  Managing Director of SALI
Charles R. White (2).............  Managing Director of SALI

------------
(1) Director of SAL Group
(2) Director of SALI
(3) Director of the Trust Company

         All of the executive officers and directors of SAL Group, SALI and the Trust Company are citizens of the United State of America.

         (d) and (e) During the last five years, neither Holbrook nor any of the executive officers of SAL Group, SALI or the Trust Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

CUSIP No. 096801 10 5                                        Page 8 of 11 Pages

prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SALI was issued 30,000 shares of Common Stock on October 27, 1998 in lieu of a New Value Contribution of $175,000 pursuant to the terms of that certain Agreement by and between SALI and the Company date August 27, 1998 which was approved by the U. S. Bankruptcy Court, Southern District of Florida on the same date. On December 27, 1998 in accordance with the terms of the Merger Agreement (as defined below), the Trust Company was issued 100,000 shares of Common Stock in consideration of $5,000 to be held in trust for the benefit of SALI or its assigns.

         Effective December 31, 1998, pursuant to the Merger Agreement and dated as of May 1, 1998, as amended October 27, 1998, by and among the Company, 2Connect Acquisition Corp., Bobby Allison Cellular Systems of Florida, Inc.("Bobby Allison"), Robert L. McGinnis and James L. Ralph (the "Merger Agreement"), the shares of Series B Convertible Preferred Stock of Bobby Allison owned by Holbrook, SAL Group and the Trust Company were automatically converted into the same number of shares of Series B Convertible Preferred Stock, per value $1.00 per share ("Preferred Stock"), of the Company upon consummation of the transactions contemplated by the Merger Agreement.

         Each share of Preferred Stock is exchangeable into 4,166 shares of Common Stock at anytime. The Preferred Stock is generally non-voting except for certain major corporate actions; however, the Preferred Stock becomes fully voting if the Company defers the dividend or otherwise defaults on any obligation to the holder of Preferred Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Holbrook and SAL Group own Preferred Stock and SALI owns shares of Common Stock and they intend to hold such securities for investment purposes. The Trust Company owns Common Stock and Preferred Stock in its capacity as a fiduciary for the benefits of others. The Trust Company holds 100,000 shares for the benefit of SALI or its assigns and 16,664 shares of Preferred Stock for the benefit of Holbrook's children none of whom are living in the same household or dependent upon Holbrook for support.

         Neither Holbrook, SAL Group, SALI nor the Trust Company have any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Holbrook beneficially owns 8 shares of Preferred Stock (4 shares directly and 4 shares through a partnership of which Holbrook is the managing general partner) convertible into 33,328 which, assuming conversion of the Preferred Stock, constitute approximately 4.44% of the total outstanding shares of Common Stock. SAL Group beneficially owns 24 shares of Preferred Stock (20 shares directly and 4 shares through a partnership of which Holbrook is the managing general partner) convertible into 99,984 shares of Common Stock which, assuming conversion of the Preferred

CUSIP No. 096801 10 5                                        Page 9 of 11 Pages

Stock, constitute approximately 13.32% of the outstanding shares of Common Stock. SALI beneficially owns 130,000 shares of Common Stock (100,000 as beneficiary of a trust held by the Trust Company) which constitute approximately 17.3% of the outstanding shares of Common Stock. The Trust Company beneficially owns as trustee 100,000 shares of Common Stock for the benefit of SALI or its assigns and 4 shares of Preferred Stock for the benefit of the children of Holbrook convertible into 16,664 shares of Common Stock which, assuming conversion of the Preferred Stock, constitute approximately 15.5% of the outstanding shares of Common Stock.

         By virtue of his position as President and CEO of SAL Group, his position as Chairman of the Board, President and CEO of SALI, his position as Chairman of the Board of the Trust Company and the fact that SALI and the Trust Company are wholly-owned subsidiaries of SAL Group, Holbrook may be deemed to share beneficial ownership of the 30,000 shares of Common Stock directly owned by SALI, the 24 shares of Preferred Stock convertible into 99,984 shares of Common Stock and the 4 shares of Preferred Stock convertible into 16,664 shares of common stock owned by SAL Group and the Trust Company, respectively, and the 100,000 shares of Common Stock held in trust by the Trust Company for the benefit of SALI or its assigns.

         (b) Holbrook has the sole power to direct the vote and disposition of 12 shares of Preferred Stock (including 4 shares of SAL Group held in a partnership of which Holbrook is the managing general partner) convertible into 49,992 shares of Common Stock directly owned by Holbrook. SAL Group has the sole power to direct the vote and disposition of the 20 shares of Preferred Stock (excluding the 4 shares held in a partnership of which Holbrook is the managing general partner) convertible into 83,320 shares of Common Stock. SALI has the sole power to direct the vote and disposition of 30,000 shares of Common Stock. The Trust Company has the sole power to direct the vote and disposition of 100,000 shares of Common Stock and shares the power to direct the vote and disposition of 4 shares of Preferred Stock convertible into 16,664 shares of Common Stock.

         By virtue of his position as President and CEO of SAL Group, his position as Chairman of the Board, President and CEO of SALI, his position as Chairman of the Board of the Trust Company and the fact that SALI and the Trust Company are wholly-owned subsidiaries of SAL Group, Holbrook may be deemed to share beneficial ownership of the 30,000 shares of Common Stock directly owned by SALI, the 24 shares of Preferred Stock convertible into 99,984 shares of Common Stock and the 4 shares of Preferred Stock convertible into 16,664 shares of Common Stock owned by SAL Group and the Trust Company, respectively, and the 100,000 shares of Common Stock held in trust by the Trust Company for the benefit of SALI or its assigns.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           None

CUSIP No. 096801 10 5                                       Page 10 of 11 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                           None

                                   SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.


                                         /s/    James S. Holbrook, Jr.
                                             ----------------------------------
                                         Name:  James S. Holbrook, Jr.

                                         Dated:  March 10, 1999


                                   SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.


                                         Sterne, Agee and Leach Group, Inc.

                                         /s/    James S. Holbrook, Jr.
                                             ----------------------------------
                                         Name:  James S. Holbrook, Jr.
                                         Title: President and CEO

                                         Dated:  March 10, 1999

CUSIP No. 096801 10 5                                       Page 11 of 11 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.


                                         Sterne, Agee and Leach, Inc.

                                         /s/    James S. Holbrook, Jr.
                                         ----------------------------------
                                         Name:  James S. Holbrook, Jr.
                                         Title: Chairman, President and CEO

                                         Dated:  March 10, 1999


                                   SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.


                                         The Trust Company of Sterne, Agee &
                                         Leach, Inc.

                                         /s/    William W. Keith
                                             ----------------------------------
                                         Name:  William W. Keith
                                         Title: President

                                         Dated:  March 10, 1999